Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2024 SECOND QUARTER FINANCIAL
RESULTS AND PROVIDES CORPORATE UPDATE

-Recently initiated a pre-clinical trial with CollPlant’s rhCollagen-based regenerative breast implants, printed with Stratasys’ Origin® 3D printer that are 200cc in volume

-Breast implants could address a $3.0 billion market opportunity –

-Cash and cash equivalents balance as of June 30, 2024 was $18.9 million

- Conference call to be held today at 10:00 a.m. U.S. EDT -

REHOVOT, Israel, August 20, 2024 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and medical aesthetics, today announced financial results for the second quarter ended June 30, 2024, and provided a corporate update.

“We made notable development progress this quarter advancing our regenerative breast implant program,” commented Yehiel Tal, Chief Executive Officer of CollPlant Biotechnologies. “This month we launched a pre-clinical trial with 200cc commercial-sized breast implants printed with Stratasys’ Origin® 3D printer. This is an important milestone for us since currently there are no other commercial products that allow regeneration of soft tissues such as the breast. The previous pre-clinical results we’ve seen have been encouraging, such as tissue regeneration and vascularization, and we are looking forward to reporting more results in the fourth quarter of 2024 and in the first quarter of 2025.”

Mr. Tal continued, “We also released our first ESG and Sustainability report after establishing a corporate sustainability strategy with clear targets in key areas that we believe are crucial to our stakeholders. I would like to emphasize that our overall strategy is driven by our vision to lead in regenerative medicine and improve global health with our innovative collagen technology. This first report includes tangible steps we are taking towards enabling a sustainable future.”

Q2 and Recent Program Highlights

●	Earlier in August, 2024, CollPlant and Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, announced the initiation of a pre-clinical study with CollPlant’s 200cc commercial-sized implants printed on Stratasys’ Origin 3D printer. The collaboration between CollPlant and Stratasys is currently focused on the development of a bioprinting solution for CollPlant’s breast implants, in addition to finding solutions to scale-up the implant’s fabrication process. If successfully developed, the novel implants could provide a revolutionary alternative to the implants that are currently on the market.

●	In June, 2024, CollPlant announced that it successfully printed for the first time, 200 cc-sized regenerative breast implants, the same size that are now in pre-clinical testing with Stratasys. CollPlant also announced additional, positive, interim preclinical data from ongoing large-animal studies, evaluating its regenerative breast implants.

ESG Updates

In July, 2024, CollPlant announced the release of its inaugural Environmental, Social and Corporate Governance (ESG) and Sustainability Report covering the fiscal year 2023.

CollPlant’s first report details the initiatives that it has taken to adopt an ESG strategy with a focus on the pillars that represent the areas with the highest impact. By aligning the Company’s operations with its ethical commitments, the Company plans to enhance plant-based production, reduce emissions, and deliver safe and reliable medical solutions. The report reflects CollPlant’s wide commitment to fostering environmental sustainability and enhancing human health, as well as advancing social and corporate governance objectives that contribute to the Company’s impact.

Three and Six Month-Period Ended June 30, 2024 Financial Results

GAAP revenues for the second quarter ended June 30, 2024, were $249,000 compared to $10.2 million for the second quarter ended June 30, 2023. The decrease in revenues is mainly related to the achievement of a milestone with respect to the AbbVie agreement, which triggered a $10 million payment in 2023.

GAAP revenues for the six months ended June 30, 2024, were $347,000 compared to $10.6 million for the six months ended June 30, 2023. The decrease of approximately $10.3 million related to the achievement of a milestone, which triggered a $10 million payment received from AbbVie under the AbbVie Agreement in 2023 and a $270,000 decrease in sales of rhCollagen and VergenixFG.

GAAP cost of revenues for the second quarter ended June 30, 2024, was $536,000, compared to $615,000 in the second quarter ended June 30, 2023.

GAAP cost of revenues for the six months ended June 30, 2024, was $1.1 million, compared to $940,000 in the six months ended June 30, 2023. The increase in cost of revenues in the amount of $141,000 comprised of a $434,000 increase related to inventory impairment, offset by a decrease of $308,000 in royalty expenses to the Israeli Innovation Authority, mainly related to the milestone payment received from AbbVie in 2023.

GAAP gross loss for the second quarter ended June 30, 2024, was $287,000, compared to gross profit of $9.6 million in the second quarter ended June 30, 2023.

GAAP gross loss for the six months ended June 30, 2024, was $734,000, compared to gross profit of $9.7 million in the six months ended June 30, 2023.

GAAP operating expenses for the second quarter ended June 30, 2024, were $4.1 million, compared to $3.9 million in the second quarter ended June 30, 2023. The increase of approximately $200,000 is mainly related to employees’ salaries expense and to share-based compensation expenses resulting from the extension of certain options’ expiry periods. On a non-GAAP basis, operating expenses for the second quarter ended June 30, 2024 and in the second quarter ended June 30, 2023 were $3.6 million. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating expenses for the six months ended June 30, 2024, were $8.0 million, compared to $7.5 million in the six months ended June 30, 2023. The increase of approximately $500,000 comprised of: (i) an increase of $199,000 in research and development activities mainly related to the breast implants project; (ii) an increase of approximately $201,000 related to employees’ salary expenses and (iii) an increase of approximately $135,000 in rent and administrative expenses. On a non-GAAP basis, operating expenses for the six months ended June 30, 2024, were $7.2 million, compared to $6.7 million in the six months ended June 30, 2023. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net, for the second quarter ended June 30, 2024, totaled $196,000, compared to $85,000 in the second quarter ended June 30, 2023. The increase in financial income is due to interest received from the Company’s short-term cash deposits and exchange rate differences.

GAAP financial income, net, for the six months ended June 30, 2024, totaled $330,000, compared to financial expenses, net, of $111,000 in the six months ended June 30, 2023. The increase in financial income is due to interest received from the Company’s short-term cash deposits and exchange rate differences.

GAAP net loss for the second quarter ended June 30, 2024, was $4.2 million, or $0.37 basic loss per share, compared to a net income of $5.8 million, or $0.51 basic income per share, for the second quarter ended June 30, 2023. Non-GAAP net loss for the second quarter ended June 30, 2024, was $3.8 million, or $0.33 loss per share, compared to a net income of $6.0 million, or $0.53 basic income per share, for the second quarter ended June 30, 2023.

GAAP net loss for the six months ended June 30, 2024, was $8.4 million, or $0.73 basic loss per share, compared to a net income of $2.0 million, or $0.18 basic income per share, for the six months ended June 30, 2023. Non-GAAP net loss for the six months ended June 30, 2024, was $7.7 million, or $0.67 loss per share, compared to a net income of $2.7 million, or $0.24 basic income per share, for the six months ended June 30, 2023.

Balance Sheet and Cash Flow

Cash and cash equivalents as of June 30, 2024, were $18.9 million. The cash balance represents as of August 2024, a company cash runway that will satisfy the Company’s operations requirements at least until the end of 2025, based on currently contemplated operations and plans.

Cash used in operating activities during the six months ended June 30, 2024, and during the six months ended June 30, 2023, was $7.2 million.

Cash used in investing activities during the six months ended June 30, 2024, was $341,000 compared to $541,000 during the six months ended June 30, 2023, and related primarily to the purchases of property and equipment.

Cash provided by financing activities during the six months ended June 30, 2024 was $9,000 compared to $892,000 during the six months ended June 30, 2023.

Conference call information

To participate in the conference call, please use the dial-in information below:

U.S. investors: 1-877-407-9716

Investors outside of the U.S.: 1-201-493-6779

Israel investors: 1-809-406-247

Conference ID: 13746304

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company-email&r=true&B=6

Webcast information

A live webcast will also be available in listen-only mode and can be accessed here or via the link to be posted on the News & Events section of the CollPlant Investor relations website. A replay of the webcast will be available following the conclusion of the live broadcast and will be accessible on the Company’s website for a limited time.

Submit questions to management in advance of the call

To ask management a question ahead of the call, please email Dan Ferry at LifeSci Advisors LLC up until 24 hours before the event at daniel@lifesciadvisors.com.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,920	$26,674
Restricted deposit	236	241
Trade receivables, net	250	-
Inventories	439	714
Other accounts receivable and prepaid expenses	490	393
Total current assets	20,335	28,022
Non-current assets:
Restricted deposit	113	57
Operating lease right-of-use assets	3,398	3,070
Property and equipment, net	2,561	2,789
Intangible assets, net	159	188
Total non-current assets	6,231	6,104
Total assets	$26,566	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2024	2023
	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,138	$980
Operating lease liabilities	789	624
Accrued liabilities and other	1,314	1,647
Total current liabilities	3,241	3,251
Non-current liabilities:
Operating lease liabilities	2,596	2,535
Total non-current liabilities	2,596	2,535
Total liabilities	5,837	5,786

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2024 (unaudited) and December 31, 2023; issued and outstanding: 11,454,512 and 11,452,672 ordinary shares as of June 30, 2024 (unaudited) and December 31, 2023, respectively	4,983	4,982
Additional paid in capital	121,861	121,068
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(105,146)	(96,741)
Total shareholders’ equity	20,729	28,340
Total liabilities and shareholders’ equity	$26,566	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Revenues	$347	$10,617	$249	$10,184
Cost of revenues	1,081	940	536	615
Gross profit (loss)	(734)	9,677	(287)	9,569

Operating expenses:
Research and development	5,103	4,676	2,697	2,574
General, administrative and marketing	2,898	2,843	1,422	1,318
Total operating income (loss)	(8,735)	2,158	(4,406)	5,677
Financial income (expenses), net	330	(111)	196	85
Net income (loss) for the period	$(8,405)	$2,047	$(4,210)	$5,762
Basic net income (loss) per ordinary share	$(0.73)	$0.18	$(0.37)	$0.51
Diluted net income (loss) per ordinary share	$(0.73)	$0.17	$(0.37)	$0.49
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	11,453,845	11,329,516	11,454,512	11,369,031
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	11,453,845	11,738,884	11,454,512	11,777,139

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$(8,405)	$2,047
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	541	546
Share-based compensation to employees and consultants	780	852
Net loss from financing expenses	247	455
Changes in operating asset and liability items:
Increase in trade receivables	(250)	(10,151)
Decrease (increase) in inventories	280	(155)
Increase in other accounts receivable and prepaid expenses	(97)	(215)
Decrease in operating right of use assets	295	254
Increase (decrease) in trade payables	158	(370)
Decrease in lease liabilities	(397)	(435)
Decrease in accrued liabilities and other payables	(333)	(22)
Net cash used in operating activities	(7,181)	(7,194)
Cash flows from investing activities:
Purchase of property and equipment	(284)	(482)
Investment in restricted deposits	(57)	(59)
Net cash used in investing activities	(341)	(541)
Cash flows from financing activities:
Exercise of options and warrants into shares	9	892
Net cash provided by financing activities	9	892
Exchange differences on cash and cash equivalents and restricted cash	(241)	(444)
Net decrease in cash and cash equivalents and restricted cash	(7,754)	(7,287)
Cash and cash equivalents and restricted cash and at the beginning of the period	26,674	29,653

Cash and cash equivalents and restricted cash at the end of the period	$18,920	$22,366

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2024	2023
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Right of use assets recognized with corresponding lease liabilities	$623	$870
Capitalization of Share-based compensation to inventory	$5	$33

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period

Cash and cash equivalents	$18,920	$22,283
Restricted cash	-	83
Total cash and cash equivalents and restricted cash	$18,920	$22,366

COLLPLANT BIOTECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

GAAP operating expenses:	$8,001	$7,519	$4,119	$3,892

Change of operating lease accounts	(14)	33	(15)	12
Share-based compensation to employees, directors and consultants	(780)	(852)	(490)	(338)
Non-GAAP operating expenses:	7,207	6,700	3,614	3,566

GAAP operating income (loss)	(8,735)	2,158	(4,406)	5,677
Change of operating lease accounts	14	(33)	15	(12)
Share-based compensation to employees, directors and consultants	780	852	490	338
Non-GAAP operating income (loss)	(7,941)	2,977	(3,901)	6,003

GAAP Net income (loss)	(8,405)	2,047	(4,210)	5,762
Change of operating lease accounts	(102)	(181)	(53)	(76)
Share-based compensation to employees, directors and consultants	780	852	490	338
Non-GAAP Net income (loss)	$(7,727)	$2,718	$(3,773)	$6,024
GAAP basic income (loss) per ordinary share	$(0.73)	$0.18	$(0.37)	$0.51
NON- GAAP basic income (loss) per ordinary share	$(0.67)	$0.24	$(0.33)	$0.53
GAAP diluted income (loss) per ordinary share	$(0.73)	$0.17	$(0.37)	$0.49
NON- GAAP diluted income (loss) per ordinary share	$(0.67)	$0.23	$(0.33)	$0.52

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2024 and 2023 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the first quarter ended June 30, 2024, are presented in accordance with generally accepted accounting principles in the U.S.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products or product candidates including, but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com